May 6, 2026

Dr. Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101     1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

       Re: Clearmind Medicine Inc.
           Registration Statement on Form F-3
           Filed April 30, 2026
           File No. 333-295455
Dear Dr. Adi Zuloff-Shani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    David Huberman, Esq.